Delisting Determination, The Nasdaq Stock Market, LLC, July 27, 2023, iMedia Brands, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the Class A common stock and senior notes of iMedia Brands, Inc. (the Company), effective at the opening of the trading session on August 7, 2023.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1. The Company was notified of the Staff determination on June 29, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on July 10, 2023. The Staff determination to delist the Company securities became final on July 10, 2023.